BRIGGS BUNTING & DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

We have read and agree with the comments in the first three paragraphs in Item 4 of Form 8-K of Transtech Industries, Inc. dated January 16, 2006.

Briggs, Bunting & Dougherty, LLP

BRIGGS, BUNTING & DOUGHERTY, LLP
Philadelphia, Pennsylvania
January 18, 2006

Two Penn Center Plaza, Suite 820, Philadelphia, PA 19102-1732
Tel: (215) 567-7770. Fax: (215) 567-6081. Email: BBD@BBDCPA.COM